Exhibit 2.1

CINGULAR WIRELESS LLC
5565 Glenridge Connector
Atlanta, Georgia 30342

CONFIDENTIAL

July 7, 2004

AT&T Wireless Services, Inc.
7277 164th Avenue NE
Redmond, Washington 98052
Attention: Robert Stokes
Senior VP Corporate Development

Triton PCS Holdings, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania 19312
Attention: Michael E. Kalogris
Chief Executive Officer

Ladies and Gentlemen:

     This non-binding letter of intent (“LOI”) sets forth below certain preliminary understandings with respect to the proposed exchange of (i) certain assets owned or acquired by subsidiaries of Triton PCS Holdings, Inc. (“Triton”), including the Virginia Licenses (as defined on Exhibit A hereto), and certain assets and liabilities relating primarily to the business of marketing, selling and providing wireless telecommunications and other related telecommunications services conducted by Triton and its subsidiaries in the Virginia Market (as defined on Exhibit A hereto) (the “Virginia Business”), for (ii) certain assets owned or acquired by subsidiaries of AT&T Wireless Services, Inc. (“AWS”), including the Multi-Area Licenses (as defined on Exhibit A hereto), and certain assets and liabilities relating primarily to the business of marketing, selling and providing wireless telecommunications and other related telecommunications services conducted by AWS and its subsidiaries in the Multi-Area Market (as defined on Exhibit A hereto) (the “Multi-Area Business”), and other consideration payable by Cingular Wireless LLC (“Cingular”) to Triton, as outlined in greater detail below. A preliminary list of the assets and liabilities proposed to be exchanged is set forth on Exhibit A hereto.

     1) Structure. The parties intend to achieve a mutually agreeable structure, it being understood that no party shall be required to take any action that has significant adverse business, tax, or other consequences to it in order to achieve such a structure. At the present time, the parties contemplate that the relevant subsidiaries of Triton and AWS would contribute the assets and liabilities to be transferred into single member limited liability companies and the parties would exchange 100% of the membership interests in such limited liability companies. The relevant subsidiaries may become parties to a Definitive Agreement (as hereinafter defined). The parties acknowledge that upon further examination that either or both of Triton or AWS may desire that the exchange be structured as a like-kind exchange under Section 1031 of the Internal Revenue Code of 1986, as amended (the “Code”), to the maximum extent possible or in part. Any party may, at its sole cost and expense, assign some or all of its rights (but not its obligations) under a Definitive Agreement to a person serving as a qualified intermediary within the meaning of Treasury regulations Section 1.1031(k)-1(g)(4)(iii) or a similar entity or pursuant to a similar arrangement.

     2) Definitive Agreement. Subject to the negotiation of a definitive exchange agreement acceptable in form and substance to the parties (a “Definitive Agreement”), a Definitive Agreement and related transaction documents would contain representations, warranties, covenants, conditions, indemnification provisions and other terms customarily contained in agreements for similar transactions and would:

     a) Provide that Cingular would (i) at a consummation of the proposed transaction (a “Closing”), pay to Triton (or its designated controlled Affiliate (as defined on Exhibit B hereto)) One Hundred Seventy-Five Million Dollars ($175,000,000) in cash (the “Cash Payment”);

     b) Provide that Triton and AWS would exchange networks in the Virginia Market and the Multi-Area Market, respectively, with the same geographic coverage as in effect immediately prior to a Closing and obtain all required FCC compliance documents, all required governmental and third party authorizations and consents (including, without limitation, the consent of landlords under affected master lease agreements (“MLAs”) to the transfer of affected site leases to, as the parties may agree, new MLAs or to existing MLAs between the landlord and the transferee) and give all required notices prior to a Closing. In the event that any such transfer is not possible because any required permits or consents are not obtained or any required notices are not given for any reason, the transferring party would provide the other party, for a period of time to be agreed upon by the parties, with the economic benefit of any such “deferred” cell sites pending obtainment of such permits and consents and delivery of such notices;

     c) Contain representations and warranties (to be made jointly and severally by Triton and any subsidiaries thereof which are parties to a Definitive Agreement, if any (collectively, the “Triton Parties”), jointly and severally by AWS and any subsidiaries thereof which are parties to a Definitive Agreement, if any (collectively, the “AWS Parties”) and severally by Cingular), including, without limitation, the following: organization, existence and qualification to hold its assets; authorization, execution, delivery and enforceability; title to and condition of assets; real property; contracts and subscribers; governmental licenses and FCC matters; compliance with laws; no conflicts and consents; litigation and legal proceedings; employee benefits; tax matters; environmental compliance; undisclosed liabilities; and cell sites; provided that a Definitive Agreement would not contain representations and warranties concerning network quality or Sarbanes-Oxley-related representations and warranties with respect to internal controls over financial reporting;

     d) Contain customary covenants by the appropriate parties to operate each of the Virginia

Business and the Multi-Area Business in the ordinary course during the period prior to a Closing;

     e) Provide for joint and several indemnification by the Triton Parties, on the one hand, and the AWS Parties and Cingular (as of a Closing), on the other hand, for losses arising out of (i) any breach of a representation or warranty, covenant or agreement, (ii) the indemnitor’s ownership, operation or control of the transferred assets or business for the period prior to a Closing, and (iii) such other matters as the parties may agree upon;

     f) Provide that the Triton Parties would not commence or maintain any action, suit or proceeding in any court or before any other governmental authority regarding the Merger (as defined on Exhibit B hereto);

     g) Provide that the Triton Parties would use commercially reasonable efforts to provide Cingular and the AWS Parties with co-location rights to obtain space on towers and ground space on the cell sites transferred to the Triton Parties under a Definitive Agreement as well as with respect to any cell sites owned, leased or managed by the Triton Parties in the Multi-Area Market on commercially reasonable terms;

     h) Provide that Cingular and the AWS Parties would use commercially reasonable efforts to provide the Triton Parties with co-location rights to obtain space on towers and ground space on the cell sites owned, leased or managed by Cingular or the AWS Parties in the Multi-Area Market which are not transferred to the Triton Parties under a Definitive Agreement on commercially reasonable terms; provided, however, in the event that there is a Change in Control (as defined on Exhibit B hereto) of Triton, Triton PCS, Inc. (“Triton PCS”), Triton PCS Operating Company, LLC (“Triton Operating”) or Triton PCS License Company L.L.C. (“Triton License”) (Triton, Triton PCS, Triton Operating and Triton License are hereinafter each referred to as a “Triton Entity”) and the controlling party following such Change in Control is Alltel Corporation, Nextel, Sprint, T-Mobile or Verizon (alone or in any combination) or any Affiliates, parent companies or successors or assigns thereof (each a “Designated Telecom Company”), Cingular would be able to terminate the arrangement described above in its sole discretion; and

     i) Provide for limitations on liability in the event a Definitive Agreement is terminated and the Merger Agreement is terminated consistent with the limitations provided in the Commercial Agreements (as hereinafter defined).

     3) Conditions Precedent. The parties contemplate that a Definitive Agreement would contain customary conditions precedent, including the following: (i) the closing of the Merger (as defined in Exhibit B) and in connection therewith, no event described in Schedule A shall have occurred or be required (and a Definitive Agreement also would address the circumstance described in Schedule A); (ii) the closing of the transactions contemplated by that certain agreement by and among AWS, AT&T Wireless PCS LLC (“AWS PCS”), Cingular, Triton PCS and, with respect only to certain matters described therein, Triton Operating and Triton License, and that certain agreement by and among AWS, AWS PCS, Triton and Cingular, each of even date herewith (the “Commercial Agreements”); (iii) all regulatory approvals and third party consents, including the FCC consent to the transfers of the relevant licenses by final order, shall have been obtained and all required notices given; (iv) all applicable waiting periods under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and no objection shall have been made by the FTC or the DOJ; (v) the execution and delivery by the parties of a transition services agreement and other related transaction documents; (vi) in order to preserve the integrity of the network coverage, there shall be no more than a specified number of “deferred” cell sites; (vii) the absence of any material adverse effect on the business, operations, assets or results of operations of the Virginia Business or the Multi-Area Business; and (viii) any other conditions precedent which are customary for transactions of this type, including, without limitation, the accuracy, at the time of a Closing, of the representations and warranties made by the other parties and the performance of the other parties’ covenants and agreements, the absence of any threatened or pending litigation in which it is sought to restrain or prohibit the consummation of the transactions contemplated thereby, the release of all liens on the transferred assets other than permitted liens and any other conditions precedent agreed upon by the parties.

     4) Employees.

     a) The parties contemplate that a Definitive Agreement would provide that (i) at the time of any Closing all current employees primarily involved in the operation of the Virginia Business and Multi-Area Business (other than those employees specifically designated in a Definitive Agreement as being retained by the transferor of the respective business) would continue employment with the transferee of the respective business, and (ii) the transferee would be solely responsible for any severance pay payable to employees terminated subsequent to such transfer. The parties contemplate that a Definitive Agreement also would address other issues relating to such employees, including, without limitation, disability issues.

     b) The parties contemplate that any Definitive Agreement would provide that the parties would comply and cause compliance with, to the extent applicable, the provisions of any applicable federal, state, or local laws regarding employees as they relate to any agreed upon transactions.

     5) Joint Bidding Agreement. Subject to (i) compliance with applicable law, including applicable antitrust laws and (ii) the condition precedent that any such joint bidding is expressly permitted by the FCC, the parties contemplate that, if a Definitive Agreement is executed, the parties would endeavor to include in connection therewith an agreement to bid jointly, for a period not to exceed 12 months, in FCC PCS A-F Block planned auction 58 of spectrum in the Greensboro, Raleigh, Burlington and Charlotte, NC BTAs. Such negotiations may include the potential for Cingular to arrange financing in support of such bidding.

     6) Closing. The parties contemplate that a Closing, if any, would take place no sooner than January 1, 2005.

     7) Confidentiality. The parties agree that the Information Exchange Agreement dated as of April 14, 2004 by and among AWS, Cingular and Triton is not modified or amended by this LOI and remains in full force and effect, but subject to the provisions of paragraph 8 hereof.

     8) Announcements. No press release or public disclosure or disclosure to any third party, either written or oral, of the existence or terms of this LOI shall be made by Triton, AWS or

Cingular without the consent of the other parties (not to be unreasonably withheld or delayed), except to the extent required by any laws or regulations, and each party shall furnish to the other parties advance copies of any release or disclosure (including those required by any laws or regulations) which it proposes to make public concerning this LOI or the transactions contemplated hereby and the date upon which such party proposes to make such press release or public disclosure.

     9) Termination of Negotiations.

     a) The parties will endeavor to negotiate by July 31, 2004 the terms of a Definitive Agreement (it being understood, however, that the foregoing shall not be construed as evidencing an agreement, or intention by any party to agree, to enter into any such Definitive Agreement). The parties’ negotiations with respect to the matters described herein may be terminated (i) at any time by mutual written consent of Triton, AWS and Cingular, or (ii) at the option of any party if a Definitive Agreement is not executed on or prior to August 31, 2004 (unless the parties otherwise agree in writing). The termination of such negotiations under this paragraph 9(a) shall not affect the liability of a party for breach of any of the binding provisions hereof.

     b) The parties acknowledge and agree that nothing contained in this LOI is intended to affect the Merger in any way and in the event the closing of the Merger is delayed or impaired in any way by this LOI or the possible transactions contemplated hereby, the parties’ negotiations concerning the matters described in this LOI shall be terminated and this LOI shall be void ab initio.

     10) Governing Law. THIS LOI SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO THE CHOICE OF LAW PROVISIONS THEREOF). The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this LOI or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     11) Third Parties. Nothing herein, expressed or implied, is intended to or shall confer on any Person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this LOI.

     12) Assignment. No party hereto may assign this LOI without the prior written consent of each of the other parties hereto, provided, however, that Cingular may, without the consent of the other parties, assign any and all of its rights (but Cingular shall not thereby be released from its obligations) hereunder to any Affiliate of Cingular. This LOI shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     13) Not a Definitive Agreement. This LOI is not intended to and does not constitute a definitive agreement or binding legal obligation on the part of the parties, but merely a general framework for future negotiations concerning certain preliminary understandings with respect to the proposed transactions. The proposal herein is not all inclusive, and other items may be added or deleted, and additional conditions may be added during negotiation of a possible Definitive Agreement as agreed by the parties. Notwithstanding the foregoing, the matters set forth in this paragraph 13 and paragraphs 7, 8, 9, 10, 11 and 12 of this LOI constitute binding agreements between the parties.

     14) Other Arrangement. The parties would enter into an arrangement separate from the transactions described above pursuant to which Cingular would use commercially reasonable efforts to provide Triton with access to an additional 10 MHz of spectrum in Puerto Rico that is reasonably acceptable to Triton, on arms’ length commercially reasonable terms that are reasonably acceptable to Triton, for a period of up to 12 months from a Closing, subject to extension for a period of up to six months upon Triton’s request and Cingular’s consent thereto (in its sole discretion).

     15) Counterparts. This LOI may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

If the foregoing accurately sets forth the understanding between us with respect to the matters outlined herein, please so indicate by signing the enclosed copy of this LOI in the space provided below and returning the same to the undersigned.

Very truly yours,

CINGULAR WIRELESS LLC

By: /s/ Stanley T. Sigman

Name: Stanley T. Sigman
Title: President & CEO

The foregoing accurately reflects the understanding between us with respect to the matters outlined herein as of the date first above written:

AT&T WIRELESS SERVICES, INC.

By: /s/ Mark O. Bradner

Name: Mark O. Bradner
Title: Vice President, Business Development, AT&T Wireless Services, Inc.

TRITON PCS HOLDINGS, INC.

By: /s/ Michael E. Kalogris

Name: Michael E. Kalogris
Title: Chairman and CEO

*	Pursuant to Item 601(b)(2) of Regulation S-K the Schedules to the Letter of Intent have been omitted but will be provided to the Securities and Exchange Commission supplementally upon its request.

- Signature Page to LOI –

Exhibit A

Proposed Transferred Assets and Proposed Assumed Liabilities

1. Assets proposed to be transferred to Triton (in addition to the Cash Payment):

a.	Sites and other network infrastructure from the following AWS wireless properties, representing approximately 9,100,000 POPs and approximately 400,000 subscribers (collectively, the “Multi-Area Market”):

i.	Puerto Rico and the U.S. Virgin Islands

ii.	Raleigh, Charlotte, Greensboro, and Burlington, NC

b.	“Multi-Area Licenses”: FCC licenses for PCS spectrum as follows:

i.	25 MHz of contiguous PCS spectrum covering Puerto Rico (a portion of which may be provided by Cingular or its Affiliates)

ii.	20 MHz of contiguous PCS spectrum covering Raleigh, Charlotte, Greensboro, and Burlington, NC

iii.	Contiguous PCS spectrum covering the U.S. Virgin Islands (MHz to be agreed upon by the parties, but in no event to be less than 20 MHz)

2. Assets proposed to be transferred to Cingular/AWS:

a.	Sites and other network infrastructure from Triton’s Virginia wireless properties (Norfolk, Richmond, Roanoke, Charlottesville, Danville, Lynchburg, Harrisonburg, Staunton, Martinsville, Fredericksburg, Winchester), representing approximately 5,000,000 POPs and approximately 400,000 subscribers (collectively, the “Virginia Market”).

b.	"Virginia Licenses”: All FCC licenses for all PCS spectrum owned by Triton covering the properties listed in 2.a. above.

3. Network Definition:

a.	Included assets in the relevant property:

i.	All network assets, including (A) Triton’s GSM and TDMA switches used for the Virginia Business and located in Virginia, (B) AWS’s GSM and TDMA switches used for the Puerto Rico portion of the Multi-Area Business and located in Puerto Rico and AWS’s TDMA switches used for the North Carolina portion of the Multi-Area Business and located in North Carolina (collectively, the “Transferred AWS Switches”), and (C) transport facilities, network management equipment (OSS and OMC-R systems, unless substantially shared by systems outside of transferred markets), local network transport equipment (DACS, etc), communication equipment, including transmitters and receivers, towers, tower agreements (leases), network facilities (leases or buildings).

ii.	Real property used to support the net work assets, including all records for towers
iii.	Engineering records, customer files, plans, etc., including all FCC/FAA compliance records

iv.	Federal, state, and local licenses, permits, etc.

v.	Retail facilities, contracts, and operations

vi.	Point-of-sale equipment and, unless the parties agree to exclude, handsets and accessories

vii.	all current employees primarily involved in the operation of the Virginia Business and Multi-Area Business (other than those employees specifically designated in a Definitive Agreement as being retained by the transferor of the respective business)

b.	Excluded assets in the relevant property:

i.	Cash on hand

ii.	Union contracts

iii.	Trademarks, Trade Names and other Intellectual Property

iv.	Motor vehicles

v.	Benefit plans

vi.	Accounts receivable, prepaid assets and security deposits

vii.	Virginia Business: Richmond, Virginia call center and related assets and employees

viii.	Multi-Area Business: Greensboro, North Carolina call center and related assets and employees

ix.	Multi-Area Business: All switches other than the Transferred AWS Switches.

4. Liabilities proposed to be assumed by Triton:

a.	Liabilities under transferred Multi-Area Business contracts which are to be performed from and after the Closing.

b.	Other specified current liabilities, if any, relating to the transferred Multi-Area Business assets.

c.	All other liabilities of the Multi-Area Business, AWS and its affiliates will be excluded.

5. Liabilities proposed to be assumed by Cingular/AWS:

a.	Liabilities under transferred Virginia Business contracts which are to be performed from and after the Closing.
b.	Other specified current liabilities, if any, relating to the transferred Virginia Business assets.

c.	All other liabilities of the Virginia Business, Triton and its affiliates will be excluded.

Exhibit B

Definitions

1.	“Affiliate” means, with respect to any Person (as defined on this Exhibit B), any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-named Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

2.	“Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Designated Telecom Company of 50% or more of the aggregate ordinary voting power represented by the issued and outstanding capital stock or membership interests of any Triton Entity; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors or managers of any Triton Entity by persons who were nominated or appointed by any Designated Telecom Company; (c) the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of any Triton Entity to any Designated Telecom Company; or (d) any Designated Telecom Company becoming an Affiliate of any Triton Entity.

3.	“Merger” means the acquisition of AWS by Cingular Wireless Corporation (“CWC”) pursuant to the Agreement and Plan of Merger, dated as of February 17, 2004, by and among AWS, CWC, Cingular and Links I Corporation and, for certain limited purposes, SBC Communications, Inc. and BellSouth Corporation, as it may be amended from time to time (the “Merger Agreement”).

4.	“Person” means any individual, corporation, association, partnership, joint venture, trust, estate, limited liability company, limited liability partnership, governmental authority, or other entity or organization.